REXAM



Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

22 February 2006

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

Regulatory Announcement

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2006 MAR -6 A 10:19


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REXAM

Company	Rexam PLC
TIDM	REX
Headline	Appointment of joint broker
Released	09:00 15-Dec-05
Number	6854V

Rexam appoints joint brokers

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has appointed Citigroup as its joint broker to work alongside its current broker Hoare Govett. The appointment takes effect immediately.

15 December 2005

Rexam PLC **020 7227 4100**
Lars Emilson, Chief Executive
David Robbie, Finance Director
Andrew Mills, Group Communications Director

END

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REXAM

PRESS RELEASE

Rexam extends global position in plastic packaging

Rexam, the global consumer packaging group and the world's leading beverage can supplier, announces that it intends to launch a public offer to acquire Airspray NV ("Airspray"), the world leader in the manufacture of foam pumps, listed on Euronext, Amsterdam.

The intended offer for Airspray will be made by Rexam Plastics Nederland BV, a subsidiary of Rexam. The value of the intended offer is €146m based on the offer price of €26.75 per share, which represents a premium of 17% relative to the closing price of €22.85 per share on 21 February 2006, the last day of trading for Airspray shares prior to this announcement. The intended offer price excludes Airsprays's proposed final dividend of €0.75 per share for the financial year 2005.

When launched, the offer will be fully recommended by the Boards of Airspray. It is expected that the offer memorandum will be published in April 2006, subject to satisfaction of certain conditions including regulatory clearance. The transaction is expected to close during the second half of May 2006.

The transaction is expected to be earnings enhancing for Rexam from the outset and will be financed in cash from existing borrowing facilities.

In 2005, Airspray had sales of €46m, operating profits of €8.9m. As at 31 December 2005, it had net operating assets of €34m and virtually no net borrowings. In the five years to the end of 2005, Airspray reported revenue growth and operating profit growth at average annual compound rates of 16% and 11% respectively.

Foam pumps, which are dispensers that transform liquid into foam at the point of dispensing, account for the vast majority of Airspray's sales. The global market for foam pumps has grown at an average annual compound growth rate in excess of 20% over the last five years. The main applications for these pumps are in beauty and personal care packaging, including hair care, skin care, sun care and liquid soaps, together with household products such as dish detergent. Key customers include Procter & Gamble, The Dial Corporation and Bath and Bodyworks Inc.

Airspray has two manufacturing sites, one in the Netherlands and one in the US. In all, it employs around 140 people.

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PRESS RELEASE

Lars Emilson, Rexam's Chief Executive, commented: "Airspray is an innovative, high growth business based on patented technologies and know-how. The acquisition is a further step in the expansion of our Plastic Packaging operations and will broaden our dispensing systems product offering globally. We also see substantial synergies in marketing, purchasing and manufacturing, with longer term potential to develop new pump products and ranges."

22 February 2006

Enquiries

Lars Emilson, Chief Executive +44 20 7227 4100
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Editors' notes:

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 22,000 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.2 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.

Rexam reports another strong year

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces its audited results for the year to 31 December 2005.

Underlying performance[1]

	2005	2004	Increase
Sales from ongoing operations[2]	**£3,211m**	£2,976m	+8%
Underlying operating profit from ongoing operations[2]	**£412m**	£386m	+7%
Underlying profit before tax[3]	**£307m***	£288m	+7%
Underlying earnings per share[3]	**39.5p***	37.5p	+5%
Dividends proposed and paid per share	**18.12p**	17.25p	+5%

*Excluding a net gain of £9m arising on IAS39 financing derivative value changes. Including this gain, the underlying profit before tax is £316m and underlying earnings per share is 40.6p.

Highlights

- **Strong top line ongoing sales[2] growth at 8%**
- **Beverage Cans underlying operating profit[1] up 13% to £313m**
- **Acquisitions in Plastic Packaging and Beverage Cans to drive growth**
- **Higher growth emerging markets now 20% of Group sales**
- **Dividends and underlying earnings per share* both advance 5%**
- **Underlying Group margins from ongoing operations[2] hold firm at 12.6%**
- **Free cash flow remains excellent at £248m**

Commenting on the 2005 results, Rolf Börjesson, Chairman, said: "In 2005 we improved results and maintained profit margins overall despite increasing input cost pressures in the second half, reporting good organic growth especially in beverage cans. We continued to generate strong efficiency savings, increase our presence in higher growth plastics and emerging markets and build further on our market leading positions by delivering innovative solutions to our customers.

"We are confident that our strategy for growth, both organically and by acquisition, is sound. Looking ahead, we are implementing price increases to offset the challenge of higher input costs and we will continue to deliver strong operational efficiencies. The integration of the recent acquisitions is progressing well and we anticipate that 2006 will be a year in which we will once again make further progress."

22 February 2006

Statutory results [4]

	2005	2004
Sales	**£3,237m**	£3,081m
Operating profit	**£420m**	£371m
Profit before tax	**£331m**	£275m
Basic earnings per share	**40.4p**	36.2p

Notes

1 Underlying performance is before disposals and other exceptional items.

2 Ongoing operations reflects underlying performance excluding businesses that have been discontinued, disposed or held for sale in either 2004 or 2005.

3 After total net finance costs, comprising interest and retirement benefit obligations net finance cost. IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32 preference dividends are included in net finance costs. For comparison purposes, underlying profit before tax in 2004 has been adjusted to include preference dividends.

4 Statutory results include disposals and other exceptional items.

Enquiries

Rexam PLC 020 7227 4100
Lars Emilson, Chief Executive
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics 020 7269 7291
Richard Mountain/David Yates

Editors' notes:

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 22,000 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.2 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit our web site at www.rexam.com

A copy of this release will be posted on the Rexam web site, www.rexam.com.

CHAIRMAN'S STATEMENT

I am pleased to report that Rexam continued to make good progress during 2005, building on our position as a leading consumer packaging company and the world's largest beverage can maker.

Looking at our underlying results, which are before disposals and other exceptional items, we grew sales from ongoing operations by 8% to £3.2bn and reported a 7% increase in underlying profit before tax to £307m (which excludes a £9m positive gain from IAS39 financing derivative value changes in 2005). Free cash flow generation at £248m continued to be very strong. These results are testimony to the commitment and skill of our managers and their teams around the world who have endured challenging conditions.

A year of delivery

During the year, we maintained momentum in the implementation of our strategy aimed at creating the world's leading consumer packaging company. We remain committed to this strategy as a way to build a company that will meet all of our stakeholders' ambitions.

We delivered solid organic growth. In particular, I would like to highlight the 8% sales growth achieved by the North American beverage can operations, encouragingly boosted in part by the further development of their product mix into higher growth non-standard can sizes. Our European beverage can operations achieved a good result, helped by active management of input costs, particularly aluminium. In Germany, we are well positioned to take advantage of the growth opportunity represented by the predicted return of beverage cans to store shelves this coming summer.

Late in the year, we made two in-fill acquisitions, increasing the proportion of the Group's sales arising from the faster growing plastic packaging market. These acquisitions increase our focus on the cosmetic, personal care and pharmaceutical packaging markets and strengthen our positions in food and beverage closures. The discipline of our acquisition process remains firmly in place and we will pursue only the deals which we are convinced will add value for shareholders.

We continued to focus on emerging markets which we believe offer great potential for us and our stakeholders and which contribute around 20% of our sales going forward, with Brazil, Russia and China being particularly important.

Since the year end, we have announced two further acquisitions. One of them broadens our technology and product offering in plastic packaging, while the other gives us a strong base in the emerging Egyptian beverage can market.

We maintained our record of operational efficiency by driving £35m out of our cost base throughout the year using the continuous improvement framework provided by Lean Enterprise and Six Sigma. This helped to mitigate the impact of rising raw material prices.

In May, we exited the UK glass market with the sale of our Barnsley plant.

Dividend

The Board is proposing a final dividend of 10.6p per ordinary share. This will mean 18.12p for 2005, an increase of 5%, in line with our dividend policy. Subject to shareholder approval at the Annual General Meeting in May 2006, the dividend will be paid on 5 June 2006 to holders of ordinary shares registered on 12 May 2006.

Board Changes

There were a number of changes during the year among the Executive members of the Board. As previously reported, Bill Barker, Group Director Beverage Cans, joined the Board in January 2005. Yves Dominioni retired from the Board in July 2005 after ten years of heading up the Beauty & Pharmaceutical packaging operations. Graham Chipchase, who had been Group Finance Director since 2003, moved into the new operational role of Group Director Plastic Packaging. David Robbie was appointed to the Board as Finance Director in October 2005, having previously been Chief Financial Officer of Royal P&O Nedlloyd.

At the start of 2006, Chris Clark, Deputy Chairman of the Board and senior independent director, decided to step down as he approached the end of his three-year term. I would like to thank Chris for his contribution to the Board and wish him all the best as he concentrates on his other commitments. Carl Symon has now replaced him as senior independent director.

Outlook

We are confident that our strategy for growth, both organically and by acquisition, is sound. Looking ahead, we are implementing price increases to offset the challenge of higher input costs and we will continue to deliver strong operational efficiencies. The integration of the recent acquisitions is progressing well and we anticipate that 2006 will be a year in which we will once again make further progress

Rolf Börjesson
Chairman
22 February 2006

OPERATING REVIEW

GROUP PERFORMANCE IN 2005

When discussing our performance, we use what we refer to as the underlying figures which, we feel, give a better picture of our on-going operations.

In summary, 2005 was another year of good progress for the Group, building on the achievements of 2004. We saw continued growth in sales, underlying profits and earnings (which exclude disposals and other exceptional items). All of these benefited from the acquisitions we made in 2004 in Beverage Cans, Glass and Pharmaceutical Packaging.

Ongoing Group sales were £3.2bn, up from £3.0bn last year. Our organic sales growth (which excludes the impact of acquisitions, disposals and the effects of currency translation) was 5%. Two per cent of this growth, or £52m, came from the recovery of aluminium price increases in beverage cans, while the remainder was a combination of favourable mix and volume changes, mainly in the beverage can business.

Underlying profit before tax improved 7% from £288m to £307m. Including a £9m positive impact of IAS39 financing derivative value changes arising in 2005, the increase was 10%.

With rising commodity and utility costs in 2005, we faced a challenging environment in a number of our businesses. Our on-going focus on cost and efficiency savings, driven by our Lean Enterprise and Six Sigma methodologies, ensured that we improved underlying operating profit or could offset where head winds were particularly strong.

Underlying earnings per share rose 5% to 39.5p. Margins held firm and free cash flow generation was again excellent, moving ahead to £248m from £234m last year. Net borrowings were £1.2bn with interest cover solid at around 6 times.

On a statutory basis, sales (including the effect of acquisitions, disposed businesses and currency) were up 5%. On this basis, profit before tax (including disposals and other exceptional items) was £331m compared with £275m in 2004. For 2005, there were pre-tax exceptional gains of £15m, mainly arising from the reduction in US retiree medical liabilities offset by the loss on the sale of our UK glass operation. The resulting basic earnings per share was 40.4p compared with 36.2p in the previous year.

Acquisitions and disposals

In line with our strategy to expand in growth markets, in the second half of the year we completed the acquisition of two speciality plastic packaging companies for an aggregate consideration of £234m, including borrowings assumed, which is in line with our expected annual spend on in-fill acquisitions. These two US businesses, Delta Plastics and Precise Technology, strengthen our overall plastic packaging offering and give us a strong entry platform to the growing healthcare/pharmaceutical markets in North America as well as the home and personal care markets. They also broaden our capability for existing customers whom we have been supplying mainly in Europe up until now. In addition to the new sales opportunities expected from broadening our customer relationships, we anticipate synergies in materials purchasing, plant rationalisation and other areas.

In May, we divested our UK glass business to Ardagh Glass for a cash consideration of £48m. Glass remains part of our offering to customers but in this case, with new capacity entering the UK market, we decided that divestment was the best course of action for a single site operation and the country's number three player. The sale of the business incurred an exceptional loss before tax of £25m.

Since the end of 2005, continuing our focus on building positions in emerging markets and plastic packaging, we have announced two additional acquisitions for a total consideration of £103m. These were FangXin, a Chinese beauty packaging business, and Ecanco, the sole Egyptian beverage can maker.

Managing our input costs

At around £1bn per annum, aluminium is by far our largest raw material cost. In the Americas, we are largely unaffected by changes in the cost of this commodity as our major customers agree the cost of aluminium in advance with their suppliers. In Europe, both the metal and the associated US dollar/euro currency requirements are hedged, such that input costs are fixed in euros, the principal transaction currency. These hedges unwind naturally over time and, with the recent steep increase in aluminium prices, we expect to face a more challenging cost climate in 2006. We have already communicated with customers our intention to pass on the increase in aluminium cost and are confident of pushing this through over the coming months.

The European beverage can operations expenditure on steel is largely covered by long term contracts and we have been little affected by recent price rises in this commodity.

Our glass operations mainly use natural gas to fire their furnaces and this is an important cost item in glass production. Recent increases in oil prices have been largely translated into higher bulk gas prices. Some larger contracts contain direct clauses linking energy cost to price, while we aim to recover these increases on new glass supply contracts.

In the plastic packaging businesses, where resin is the main input cost, many sales contracts enable any resin price changes to be passed on to customers, although there may be a time lag.

Beverage Cans

	2005	2004
Sales (£m)	**2,235**	2,069
Underlying operating profit (£m)	**313**	278
Return on sales (%)	**14.0**	13.4

The beverage can industry is well consolidated globally and Rexam is the industry leader. We operate predominantly in North America, South America and Europe. There are four players in the US and three significant ones in South America and Europe. Our market share in these regions is about 25%, 60% and 45% respectively. We have a relatively small presence in the far east, in China and Korea, but it enables us to keep a close track of developments in this region.

Beverage can making is a capital intensive business where profit is dependant on the high utilisation of installed capacity. We have limited spare capacity in our operations as we work continually to achieve and maintain high levels of utilisation within our facilities. Plant closures in the US and Brazil and line rationalisation in Europe, as a result of efficiency improvements across our operations, demonstrate the extent of this commitment.

Beverage Cans had another strong year with reported sales and underlying operating profit up by 8% and 13% respectively on 2004. The sales improvement includes £52m of pass through to customers for increased aluminium costs. In October 2005, we announced important volume gains in the US from 2006 onwards and, while these will depress the profitability of our overall beverage can business in the immediate term, the additional volumes are expected to strengthen our performance over time.

Our North American can volumes were up by 1% on last year. The decline in standard can size volumes was more than offset by good growth in new can sizes. Non-standard sizes now account for around 10% of our output. This change in mix, along with continued strict cost control, helped compensate for the slight softness in volumes.

We also benefited from the 2004 acquisition of the remaining 50% of the joint venture in Mexico, the full year effect of which increased sales by £29m and operating profit by £4m.

In South America, our beverage can volumes were up by 8% as a result of improved economic conditions and gains by the beverage can in its share of the packaging mix. Brazil itself showed a 6% volume improvement. The weakening of the US dollar against local currencies reduced the improvement in profit on these increased sales owing to higher local currency costs. Brazil remains an exciting market and in the second half of the year we initiated a £10m investment in a new beverage can plant in Cuiabá in Mato Grosso, the fastest growing region in Brazil. The plant will use equipment mothballed when we closed the Jacarei plant in 2005 and we expect it to be operational during 2006.

In Europe and Asia, after a slow start to the year, our sales volumes picked up and finished 3% ahead of 2004, broadly in line with the market. Eastern Europe continued to grow strongly. Sales of slim cans, particularly to Red Bull, remained robust. We benefited from the conversion to slim can production of the previously mothballed Gelsenkirchen plant in Germany.

The European and Asian businesses improved their profitability primarily as a result of efficiency savings arising out of restructuring conducted in 2004.

In Europe, we are converting more capacity from steel to aluminium largely in response to customer demand. We announced line conversions in Turkey and in our plant in Berlin, Germany, the latter to prepare for the expected recovery in the German beverage can market. It is anticipated that further investment may be necessary in this market as the new deposit legislation comes into effect in May 2006. We remain closely involved with all stakeholders to support the successful re-launch of the beverage can in that market and are confident that beverage cans, especially for beer, will make a strong return to the supermarket shelves.

Plastic Packaging

	2005	2004
Sales (£m)	**571**	527
Underlying operating profit (£m)	**63**	74
Return on sales (%)	**11.0**	14.0

Plastic Packaging includes packaging for beauty, personal care and pharmaceutical products, along with closures and containers for food and beverages. They are grouped together under this single banner because they share common technologies and customers across the businesses. By treating them essentially as one operation, we not only provide the opportunity for increased sales and sharing of operational excellence, but we can also expect to benefit from a number of synergies, not least in purchasing.

Rigid plastic packaging is growing faster than many other areas of packaging at around 6 - 7% per annum. It is a broad area covering many products and our strategy is to find attractive niches where there are high barriers to entry and where we are able to strengthen our relationships with our customers, either by extending our capabilities (on both a geographic or product basis) or offering them new ones. It is this strategy that drove the acquisition of two US companies in 2005 discussed earlier and the further acquisition since the year end. Plastic Packaging now accounts for about 20% of Rexam's total sales going forward.

Although we are still building our Plastic Packaging business, we have good positions in both developed and emerging markets. Exports of packaging from emerging countries continue to grow. We also see growth in the export of filled products. Added to that, there is a fast growing local demand for beauty products in countries such as Brazil and China where we have strengthened our positions.

In 2005, sales in Plastic Packaging grew overall by 8% to £571m. Organic sales growth was 3% which owes much to encouraging performances from a number of our businesses, especially the pharmaceutical packaging operation. These were supported by an overall solid performance from our beauty packaging business, despite a general slow down in the luxury end of the cosmetics market. The rate of decline in volumes of refillable plastic bottles mentioned at the half year, in Germany, lessened considerably in the second half but did not recover fully.

For the year, operating profit was £63m compared with £74m in 2004. The drop was mainly due to significant changes in mix in some areas of beauty packaging as well as the volume-related price reductions in refillable plastic bottles. There was also the impact of restructuring costs in Scandinavia as well as delayed recovery of resin price increases in the latter part of the year. As we were only able to mitigate these factors partially through further operational efficiencies, we experienced a drop in margins from 14% to 11%.

Going forward, we expect profitability to improve before taking into account the positive impact of recent acquisitions. Refillable PET in Germany returned to its steady state during the second half of 2005; we will recover the pass-through in resin prices and performance in the beauty business is expected to improve.

Glass

	2005	2004
Sales (£m)	**405**	380
Underlying operating profit (£m)	**36**	34
Return on sales (%)	**8.9**	8.9

Rexam is the second largest glass packaging manufacturer in northern Europe. We provide leading international and regional beverage and food brands with the expertise to exploit new packaging solutions. In all, we have 13 glassworks located in northern Europe which remains the focus of our operations.

2005 was a challenging year for the European glass industry as a whole, especially in the second half. Despite furnace and line closures in recent years, in which we have participated, the market has some overcapacity although recent moves are starting to redress this situation.

Sales, excluding the UK glass business sold in May, increased 7% to £405m. Our organic sales growth was 4%. There were encouraging sales price increases but we also saw lower volumes in the food market and some adverse changes in product mix, particularly in Germany.

Underlying operating profit at £36m was slightly up on last year. We were hit hard by the surge in energy costs which further impacted distribution costs. This development came too late in the year and against fixed contracted prices to be fully recovered. Cost reductions tempered the impact but we were unable to offset the effects fully. We expect the ongoing high energy cost rates to continue to affect our Glass results in the short term, although we anticipate reducing the cost pressures by sales price increases and further efficiency savings.

The plants acquired during 2004 in the Netherlands and Poland were integrated well and helped strengthen relationships with one of our key customers, Heineken. During the year we moved the headquarters of the business from the UK to Germany, which forms the base of our Glass operation and contributes half of our Glass sales.

Overall, the return on sales held firm with savings realised from restructuring in 2004 helping to mitigate cost increases.

Summary of the year

In 2005, we improved results and maintained profit margins overall despite increasing input cost pressures in the second half, reporting good organic growth especially in beverage cans. We continued to generate strong efficiency savings, increase our presence in higher growth plastics and emerging markets and build further on our market leading positions by delivering innovative solutions to our customers.

FINANCIAL REVIEW

The discussion of the results set out in the sections of this financial review is based on the first column of the table below, 'Underlying business performance'. It is felt that by adjusting for gains/losses on disposals and other exceptional items, the underlying figures provide a better indication of the Group's performance. The disposals and other exceptional items are considered separately to provide a full explanation of the total statutory results.

Group financial performance

	Underlying business performance* £m	Disposals and other exceptional items £m	Total statutory £m
2005:			
Sales	**3,237**	**-**	**3,237**
Operating profit	**409**	**11**	**420**
Share of post tax profits of associates and joint ventures	**3**	**4**	**7**
Total net finance cost	**(96)**	**-**	**(96)**
Profit before tax	**316**	**15**	**331**
Profit/(loss) after tax	**224**	**(1)**	**223**
Basic earnings per share (p)			**40.4**
Underlying earnings per share (p)	**40.6**		
Interim dividend per share (p)			**7.52**
Proposed final dividend per share (p)			**10.6**
2004:			
Sales	3,081	-	3,081
Operating profit	389	(18)	371
Share of post tax profits of associates and joint ventures	1	-	1
Total net finance cost	(97)	-	(97)
Preference dividends**	(5)	-	(5)
Profit/(loss) before tax**	288	(18)	270
Profit/(loss) after tax**	206	(7)	199
Basic earnings per share (p)			36.2
Underlying earnings per share (p)	37.5		
Interim and final dividends per share (p)			17.25

* Underlying business performance is the primary performance measure used by management, as it is believed that exclusion of gain/(loss) on disposals and other exceptional items aids comparison of underlying performance. Disposals and other exceptional items include the gain/(loss) on disposal of businesses and land, recognition of deferred tax assets on prior year acquisitions, major restructuring costs together with related asset impairments and credits arising on the reduction of US retiree medical provisions. Total net finance cost and underlying profit before tax in 2005 includes a net gain of £9m (2004: £nil) arising under IAS39 on fair value changes on derivatives relating to financing activities.

** IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32 preference dividends are included in total net finance cost. For comparison purposes, underlying business performance in 2004 has been adjusted to include preference dividends.

A summary of underlying business performance is set out below.

	2005 £m
Ongoing operations	**3,211**
Disposed businesses	**26**
Sales	**3,237**
Ongoing operations	**412**
Disposed businesses	**(3)**
Underlying operating profit	**409**
Share of post tax profits associates and joint ventures	**3**
Net finance cost*	**(105)**
Underlying profit before tax and financing derivatives	**307**
Financing derivative fair value changes	**9**
Underlying profit before tax	**316**
Underlying profit after tax	**224**
Underlying earnings per share (p):	
Before financing derivatives fair value changes	**39.5**
Including financing derivatives fair value changes	**40.6**

* Includes interest £71m (2004: £65m), retirement benefit obligati dividends £5m (2004: £5m). As noted above, 2004 has been

Sales and underlying operating profit benefited from acquisitions completed in 2004 and 2005, predominantly in Beverage Cans and Plastic Packaging, and, to a lesser extent, favourable currency fluctuations. The challenges set by rising raw material and energy costs have been met by the continued focus on cost and efficiency savings together with improvements in volume. Including the net £9m gain arising on IAS39 financing derivatives, underlying profit before tax improved by £28m (10%) to £316m. The net gain arising on financing derivatives is further explained in 'Total net finance cost' and 'Financial risk management' below.

Analysis of sales movement

	Total £m	Beverage Cans £m	Plastics £m	Glass £m
Sales reported 2004	3,081			
Disposals 2004 and 2005	(105)			
Ongoing operations 2004 reported in 2005	2,976	2,069	527	380
Acquisitions 2004	39	29	6	4
Currency fluctuations	22	10	6	6
Ongoing operations 2004 pro forma basis	**3,037**	**2,108**	**539**	**390**
Acquisitions 2005	17	-	17	-
Organic sales growth	157	127	15	15
Ongoing operations reported 2005	**3,211**	**2,235**	**571**	**405**
Disposals 2005	26			
Sales reported 2005	3,237			

Organic sales growth, which excludes the impact of acquisitions, disposals and currency, was £157m, an increase of 5%. A significant portion of this growth, £127m, arises in Beverage Cans (up 6% on their own performance), of which £52m can be attributed to the recovery of aluminium price increases and £75m to volume and mix gains. The increase in Plastic Packaging and Glass was predominantly from improvements in volume.

Analysis of underlying operating profit movement

	Total £m	Beverage Cans £m	Plastics £m	Glass £m
Underlying operating profit reported 2004	389			
Disposals 2004 and 2005	(3)			
Ongoing operations 2004 reported in 2005	386	278	74	34
Acquisitions 2004	6	4	2	-
Currency fluctuations	4	2	1	1
Ongoing operations 2004 pro forma basis	**396**	**284**	**77**	**35**
Acquisitions 2005	2	-	2	-
Acquisition related intangibles amortisation	(1)	-	(1)	-
Improvement/(reduction) in operating profit	15	29	(15)	1
Ongoing operations reported 2005	**412**	**313**	**63**	**36**
Disposals 2005	(3)			
Underlying operating profit reported 2005	409			

Analysis of the improvement/(reduction) in operating profit:				
Price changes	61	52	7	2
Cost changes	(108)	(78)	(21)	(9)
Price and cost changes	(47)	(26)	(14)	(7)
Volume/mix changes	27	34	(9)	2
Efficiency and other savings	35	21	8	6
	15	29	(15)	1

The improvement in underlying operating profit, after reflecting the impact of acquisitions, disposals and currency, was £15m (4%). This was attributable to efficiency savings and volume improvements in Beverage Cans, which offset the impact of cost increases across all business segments. Most of the increase in input costs was recovered through pricing, however it was difficult to recoup other cost increases, mainly energy and distribution, against a backdrop of rising raw material prices. These costs were covered by the ongoing focus on efficiency savings and on securing additional volumes. As announced in October 2005, significant volume has been obtained in the US beverage can business.

Plastic Packaging experienced mixed fortunes during the year. There were encouraging volume gains in the higher margin pharmaceutical and US food plastics businesses as well as increases in the lotion pumps business. However, these were not sufficient to offset the impact of price competition in other beauty products and volume-related price reductions in refillable plastic bottles. Profits were further affected by restructuring costs and the lag in recovering resin prices.

Encouragingly, Glass achieved some price increases during the year but they were not sufficient to cover the dramatic rise in energy costs. Efficiency savings, realised mainly from our prompt response to capacity issues, and some volume gains compensated for the under recovery of cost increases.

Under IFRS, intangible assets, such as patents and customer contracts, are required to be recognised on acquisition and amortised over their useful life. In 2005, the amortisation charge on such items was £1m. It is anticipated that this charge will increase substantially in 2006 as the full year impact of recent acquisitions is reflected.

Exchange rates

The principal exchange rates used to translate the income statement and balance sheet are set out in Note 9.

Income statement

The US dollar and the euro are the principal currencies that impact our results. During the year both currencies marginally strengthened against sterling. The net effect of currency translation caused sales and underlying operating profit to be increased by £22m and £4m respectively. The effect on aluminium purchasing, which is priced in US dollars, for products sold in euros in Europe, was minimal as most of the exposure was hedged.

The movement in exchange rates had the following impact on translation into sterling for reported sales and underlying operating profit in 2005:

	Sales £m	Underlying operating profit £m
US dollar	**10**	**2**
Euro	**6**	**1**
Other currencies	**6**	**1**
Total	**22**	**4**

Balance sheet

Most of the Group's borrowings are denominated in US dollars and euros. Currency movements in the year had a minimal impact, increasing net borrowings by £29m, due principally to the US dollar where the exchange rate moved from £1: $1.93 at 31 December 2004 to £1: $1.74 at 31 December 2005. Changes in exchange rates also increased equity by £26m.

Retirement benefits

An analysis of retirement benefits is set out in Note 3.

The analysis of the retirement benefit obligations net finance cost is as follows:

	2005 £m	2004 £m
Defined benefit pension plans:		
Expected return on plan assets	**125**	119
Interest on plan liabilities	**(138)**	(135)
	(13)	(16)
Retiree medical - interest on liabilities	**(16)**	(16)
Net finance cost	**(29)**	(32)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the consolidated statement of recognised income and expense. These changes reduced equity by £8m in 2005 as follows:

	£m	£m
Defined benefit plans:		
Plan assets – returns higher than expected	**145**	
Plan liabilities – experience gains	**39**	
Plan liabilities – principally lower discount rates	**(204)**	
		(20)
Retiree medical:		
Plan liabilities – experience gains		**8**
Actuarial losses before tax		**(12)**
Tax		**4**
Actuarial losses after tax		**(8)**

During the year the Group implemented revisions to its obligations in respect of retiree medical benefits for certain employees in the US, which reduced liabilities by £46m. The Group is seeking to extend these revisions to other employees which, if successful, would generate a further substantial reduction in liabilities.

The total cash payments in respect of retirement benefits are as follows:

	2005 £m	2004 £m
Defined benefit pension plans	**26**	23
Other pension plans	**4**	4
Retiree medical	**18**	20
Total cash payments	**48**	47

Cash payments to defined benefit pension plans increased as a result of a higher rate of contribution to the UK plan. Based on current actuarial projections, it is expected that cash contributions to defined benefit pension plans will rise by approximately £20m in 2006.

Total net finance cost

The total net finance cost comprises:

	2005 £m	2004 £m
Net interest excluding preference dividends	**(71)**	(65)
Preference dividends	**(5)**	-
Net gain on financing derivatives	**9**	-
Retirement benefit obligations net finance cost	**(29)**	(32)
Total net finance cost as reported	**(96)**	(97)
Preference dividends*		(5)
Total net finance cost including preference dividends		(102)

* IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32, the convertible preference shares are allocated between their liability and equity components and the dividends thereon included in net finance cost.

Interest

In total, adjusting for the net gain on financing derivatives, retirement benefit obligations net finance cost and preference dividends, net interest cost increased by £6m compared with the prior year. Interest, excluding preference dividends, was higher primarily due to banks exercising options to cancel fixed to floating interest rate swaps relating to the euro 550m MTN and replacing them with swaps at current rates. The average interest rate during the year was 6.2% (2004: 5.3%).

Interest cover was slightly below 6 times underlying operating profit, which is in keeping with the Group's long term parameter to maintain interest cover comfortably above 4 times. Interest cover is based on underlying operating profit and net finance cost excluding the charges in respect of retirement benefit obligations, preference dividends and net gain on financing derivatives.

Derivative financial instruments

The fair value of the derivatives arising on financing activities directly relates to changes in interest rates and foreign exchange rates. In addition, their fair value will change as the transactions to which they relate mature, as new derivatives are transacted and due to the passage of time. The fair value change on financing derivatives, included in net finance costs, for the year to 31 December 2005 was a net gain of £9m (2004: £nil).

The impact of derivatives arising on trading items such as commodities and forward foreign exchange contracts is reported within underlying operating profit.

Tax

The tax charge for the year was £92m (29%) (2004: £82m (28%)) on profit before disposals and other exceptional items. The Group operates in a number of territories where the statutory rate of tax on profits is higher than the UK standard rate. The Group is able to mitigate this to some extent by structuring its activities in order to take advantage of tax incentives which are available in some territories. It is currently

anticipated that the charge will be around 31% in 2006, reflecting an anticipated reduction in the benefits from the use of tax losses and similar credits. Thereafter the rate is expected to rise modestly.

Tax payments in the year were £47m compared with £54m last year. Payments in 2005 were reduced by repayments received, following the settlement of prior year tax claims, and by the utilisation of tax losses. It is expected that the cash tax paid in 2006 will rise to between 65% and 75% of the tax charge in the consolidated income statement, as tax losses are utilised, and will be higher subsequently.

Disposals and other exceptional items

The disposals and other exceptional items arising in 2005 were as follows:

	£m
Loss on disposal of subsidiary	**(25)**
Profit on disposal of associate	**4**
Profit on disposal of land	**5**
Recognition of deferred tax assets on prior year acquisitions	**(7)**
Restructuring costs, including asset impairment	**(7)**
Retiree medical prior service credit (net of legal costs)	**45**
Total disposals and other exceptional items before tax	**15**
Tax	**(16)**
Total disposals and other exceptional items after tax	**(1)**

The loss on the disposal of subsidiary relates to the sale of the UK glass business. The UK glass market was an over supplied market and was facing the additional challenge of new capacity being introduced. In these circumstances it was felt that, as Rexam in the UK was a single site operation and the number three player, divestment was the best option. The profit on disposal of an associate relates to the sale of the Group's interest in Interprint, a non core printing business.

The recognition of deferred tax assets on prior year acquisitions relates to the utilisation of tax losses on acquired businesses that were not required to be recorded, based on the then prevailing assumptions as to future utilisation, at the acquisition date. Under IFRS, the subsequent recognition gives rise to a reduction in goodwill and a corresponding charge to the income statement. This is reported within other exceptional items due to its size and largely transitory nature.

The restructuring cost arises in the European beverage can operation following conversion of two of its plants in Germany and one in Turkey from steel to aluminium can production. These conversions were in response to the resolution of the deposit legislation situation in Germany and also to reflect customer requirements in both territories.

The credit, net of legal expenses, arising on US retiree medical obligations is discussed under "Retirement benefits" above. The tax charge of £16m arises principally on this credit.

Earnings per share

Underlying earnings per share, before the net gain on financing derivatives, disposals and other exceptional items, increased from 37.5p to 39.5p, an increase of 5%. This increase was achieved despite an increase in the tax rate and a higher average number of shares in issue. The increase in underlying earnings per share including the net gain on financing derivatives was 8%.

The basic earnings per share for 2005 was 40.4p per share (2004: 36.2p). In 2005 this includes the exceptional profits and losses arising from the sale of a subsidiary, an associate and land, the recognition of deferred tax assets on prior year acquisitions and retiree medical prior service cost credit.

	2005	2004
Underlying earnings per share (p):		
Before net gain on financing derivatives	**39.5**	37.5
Including net gain on financing derivatives	**40.6**	37.5
Basic earnings per share (p)	**40.4**	36.2
Average number of shares (millions)	**551.8**	546.8

Cash flow

Free cash flow was £248m compared with £234m in 2004. This 6% rise is largely due to an improvement in operating profit and a reduction in net finance cost due to the cancellation in 2005 of certain interest rate swaps, offsetting a small increase in working capital.

	2005 £m	2004 £m
Underlying operating profit	**409**	389
Depreciation and amortisation	**172**	178
Retirement benefit obligations	**(20)**	(22)
Change in working capital	**(36)**	(11)
Capital expenditure (net)	**(161)**	(166)
Net finance costs and tax	**(104)**	(118)
All other movements	**(12)**	(16)
Free cash flow	**248**	234
Equity dividends	**(97)**	(92)
Business cash flow	**151**	142
Acquisitions*	**(235)**	(100)
Disposals**	**58**	13
Cash flow including borrowings acquired and disposed	**(26)**	55
Non cash movements	**(35)**	46
Share capital changes	**6**	8
Adoption of IAS32 and IAS39 ***	**(97)**	-
Net borrowings at the beginning of the year	**(1,068)**	(1,177)
Net borrowings at the end of the year	**(1,220)**	(1,068)

* Includes net borrowings acquired of £129m (2004: £45m)

** Includes net borrowings disposed of £43m (2004: £3m)

*** Includes the liability element of convertible preference shares, interest accruals, fair value adjustments to medium term notes and financing derivatives other than the principal amounts of cross currency swaps. IAS32 and IAS39 were adopted on 1 January 2005 without the requirement to restate 2004.

Capital expenditure

Gross cash capital expenditure was £176m, just above depreciation and amortisation. This reflects the need to balance capacity with demand in a number of business areas, whilst being alert to growth opportunities as they emerge. It is anticipated that capital expenditure in 2006 will be within the range of 1.0 to 1.2 times depreciation and amortisation, depending on the timing of projects and the availability of growth opportunities.

	2005	2004
Capital expenditure* (gross) (£m)	**176**	174
Depreciation and amortisation* (£m)	**171**	178
Ratio (times)	**1.03**	0.98

* Capital expenditure includes amounts expensed on computer software. Amortisation excludes £1m (2004: £nil) amortised on patents, customer contracts and intangibles other than software.

The total profit realised on sale of property, plant and equipment during the year was £7m (2004: loss £2m) of which £5m related to the sale of land (included in other exceptional items) and the remaining net £2m included a £5m gain on the sale of pallets in the Beverage Cans and Glass businesses.

Acquisitions and disposals

Expenditure on acquisitions, including borrowings assumed, totalled £235m as set out below:

	£m
Precise Technology	**146**
Delta Plastics	**88**
Other	**1**
	235

The principal transactions were in Plastic Packaging with the acquisition of Delta Plastics in September 2005 and Precise Technology in December 2005. These acquisitions were pursuant to the strategy to grow the Plastic Packaging business, to enhance product offering and to participate in growth areas such as the North American pharmaceutical and healthcare markets.

Further acquisitions have been announced in 2006: the FangXin beauty packaging business, based in China, and Ecanco, an Egyptian beverage can operation. These further strengthen our presence in higher growth and emerging markets.

The principal disposals were the sale of the UK glass business for £48m, including borrowings disposed and costs, and the 50% interest in Interprint, a non core printing business, for £10m.

Dividend and dividend policy

This year the Board is recommending a final dividend of 10.6p per share bringing the total dividend for the year to 18.12p per share, an increase of 5%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum, assuming that the financial resources are available and that earnings growth continues as expected.

Balance sheet and borrowings

The adoption of IAS32 and IAS39 on 1 January 2005, without the requirement to restate 2004, means that it is more meaningful to compare the balance sheet at 31 December 2005 with that at 1 January 2005.

	As at 31.12.05 £m	As at 1.1.05 £m
Goodwill and other intangible assets	**1,514**	1,292
Property, plant and equipment	**1,174**	1,157
Retirement benefits net of tax	**(548)**	(538)
Other net assets	**89**	80
	2,229	1,991
Equity	**1,009**	826
Net borrowings*	**1,220**	1,165
	2,229	1,991
Return on invested capital (%) **	**14.8**	14.6
Interest cover (times) ***	**5.8**	6.0
Gearing (%)****	**121**	141

* Net borrowings comprise borrowings, the liability element of convertible preference shares (£70m), cash and cash equivalents and certain derivative financial instruments.

** Underlying operating profit plus share of associates profit after tax divided by the average of opening and closing of each of net borrowings and equity after adding back retirement benefit obligations (net of deferred tax) and goodwill previously written off against equity under UK GAAP.

*** Based on underlying operating profit and total net finance cost excluding retirement benefit obligations net finance cost, the net gain arising on financing derivatives and preference dividends.

**** Based on net borrowings divided by equity.

The reporting of borrowings under IFRS includes the liability element of convertible preference shares, interest accruals and certain financial derivatives. These changes are illustrated below.

	As at 31.12.05 £m	As at 1.1.05 £m
Net borrowings	**1,294**	1,291
Derivative financial instruments	**(74)**	(126)
Net borrowings as reported	**1,220**	1,165
Adjustments arising on the adoption of IAS32 and IAS39:		
Liability element of convertible preference shares		(70)
Derivative financial instruments and other adjustments		(27)
As reported under IFRS at 31 December 2004		1,068

Derivative financial instruments comprise instruments relating to net borrowings (eg cross currency and interest rate swaps) and those related to other business transactions (eg forward commodity and forward foreign exchange deals). All these instruments are required, with effect from 1 January 2005, under IAS32 and IAS39, to be reflected on the balance sheet, as illustrated below.

	As at 31.12.05 £m	As at 1.1.05 £m
Cross currency swaps	**74**	123
Interest rate swaps	**-**	3
Derivative financial instruments included in net borrowings	**74**	126
Other derivative financial instruments	**41**	9
Total derivative financial instruments	**115**	135

The reduction in cross currency swaps can be mainly attributed to the strengthening of the US dollar. The increase in other derivatives is due principally to the increase in aluminium prices during 2005.

Financial risk management

Rexam's financial risk management is based upon sound economic objectives and good corporate practice.

Derivative and other financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Rexam Board, which are monitored by its Finance Committee. The Group's major hedging activities are to mitigate the following risks:

(i) Commodity price and currency transaction risks for aluminium purchases made by its European beverage can operation.

(ii) Fair value and cash flow interest rate risks associated with the medium term notes.

(iii) Currency translation risks of net assets in overseas subsidiaries.

The Group has not used derivative financial instruments for purposes other than for hedging its exposures.

The Group adopted accounting standard IAS39 on 1 January 2005, resulting in the recognition at fair value of all derivative financial instruments previously held off balance sheet under UK GAAP. To avoid income statement volatility, and where such benefits outweigh the costs of compliance, the Group has designated many of its economic hedges as hedging instruments under IAS39. However, for certain effective economic hedging relationships such hedge accounting treatment is not permitted under IFRS. Where hedge accounting is not achieved, fair value movements on derivatives are recorded in the consolidated income statement which could give rise to earnings volatility. In 2005, this resulted in a net gain of £9m on financing derivatives; comprising a £5m gain on US dollar interest rate swaps, a £6m gain on offsetting euro interest rate swaps and a £2m loss on other cross currency swaps.

It is the Group's policy to maintain a range of maturity dates for its borrowings and to refinance them at the appropriate time so as to reduce refinancing risk. The issue of longer term borrowings through the Medium Term Note (MTN) programme is a key element of the Group's debt and financial risk management process. Fixed rate MTNs, in sterling and euros, were issued in 2002 and, simultaneous to issue, were swapped into floating rate euros and US dollars. Additional smaller private issues of MTNs have been made, mostly at floating rates, to fit into the Group's funding profile. This has enabled the Group to continue to manage the fixed to floating rate proportion of its borrowings and the duration of the fixed rate borrowings independently of the sourcing of the funding.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2005 Underlying business performance £m	2005 Disposals and other exceptional items (Note 2) £m	2005 Statutory £m	2004 Underlying business performance £m	2004 Disposals and other exceptional items (Note 2) £m	2004 Statutory £m
Sales (Note 1)	**3,237**	**-**	**3,237**	3,081	-	3,081
Operating expenses	**(2,828)**	**11**	**(2,817)**	(2,692)	(18)	(2,710)
Operating profit (Note 1)	**409**	**11**	**420**	389	(18)	371
Share of post tax profits of associates and joint ventures	**3**	**4**	**7**	1	-	1
Retirement benefit obligations net finance cost (Note 3)	**(29)**	**-**	**(29)**	(32)	-	(32)
Interest expense*	**(79)**	**-**	**(79)**	(78)	-	(78)
Interest income	**12**	**-**	**12**	13	-	13
Profit before tax	**316**	**15**	**331**	293	(18)	275
Tax	**(92)**	**(16)**	**(108)**	(82)	11	(71)
Profit after tax	**224**	**(1)**	**223**	211	(7)	204
Preference dividends*			**-**			(5)
Profit for the financial year			**223**			199
Attributable to:						
Equity shareholders of Rexam PLC			**223**			198
Minority interests			**-**			1
			223			199
Earnings per share (pence) (Note 4)						
Basic			**40.4**			36.2
Diluted			**39.4**			35.2

* Preference dividends for 2005 are included as part of interest expense in accordance with IAS32.

For details of equity dividends paid and proposed see Note 5.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER

	2005 £m	2004 £m
ASSETS		
Non current assets		
Goodwill	**1,405**	1,252
Other intangible assets	**109**	40
Property, plant and equipment	**1,174**	1,157
Investments in associates and joint ventures	**29**	29
Deferred tax assets	**332**	340
Trade and other receivables	**35**	23
Available for sale financial assets	**26**	-
Other investments	**-**	29
Derivative financial instruments	**92**	90
	3,202	2,960
Current assets		
Inventories	**365**	352
Trade and other receivables	**448**	413
Available for sale financial assets	**4**	-
Derivative financial instruments	**43**	11
Cash and cash equivalents	**87**	94
	947	870
Total assets	**4,149**	3,830
LIABILITIES		
Current liabilities		
Borrowings	**(164)**	(136)
Derivative financial instruments	**(20)**	(2)
Current tax	**(22)**	(4)
Trade and other payables	**(604)**	(609)
Provisions	**(18)**	(9)
	(828)	(760)
Non current liabilities		
Borrowings	**(1,217)**	(1,127)
Retirement benefit obligations (Note 3)	**(783)**	(774)
Deferred tax liabilities	**(152)**	(97)
Non current tax	**(90)**	(98)
Other payables	**(36)**	(42)
Provisions	**(34)**	(38)
	(2,312)	(2,176)
Total liabilities	**(3,140)**	(2,936)
Net assets	**1,009**	894
EQUITY (Note 6)		
Ordinary share capital	**356**	354
Convertible preference share capital	**1**	89
Share premium account	**748**	741
Capital redemption reserve	**279**	279
Retained earnings	**(431)**	(561)
Fair value and other reserves	**56**	(8)
Total equity	**1,009**	894

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2005 £m	2004 £m
Cash flows from operating activities		
Profit before tax	**331**	275
Adjustments for:		
Net interest expense	**67**	65
Share of post tax profits of associates and joint ventures	**(7)**	(1)
Depreciation of property, plant and equipment	**162**	170
Amortisation of intangible assets	**10**	8
Impairment of property, plant and equipment	**5**	-
Disposal of subsidiaries	**25**	3
Movement in provisions	**1**	(6)
Movement in grants	**(9)**	-
Equity settled share options	**6**	7
Changes in working capital	**(36)**	(11)
Recognition of deferred tax assets on prior year acquisitions	**7**	9
(Profit)/loss on disposals of property, plant and equipment	**(7)**	2
Movement in retirement benefit obligations	**(37)**	(1)
Other adjustments	**(6)**	(2)
Cash generated from operations	**512**	518
Interest paid	**(70)**	(69)
Dividends paid to convertible preference shareholders	**-**	(5)
Tax paid	**(47)**	(54)
Net cash flows from operating activities	**395**	390
Cash flows from investing activities		
Capital expenditure	**(176)**	(174)
Proceeds from sale of property, plant and equipment	**14**	3
Acquisition of subsidiaries, net of cash and cash equivalents acquired	**(106)**	(52)
Proceeds from sale of subsidiaries, net of cash and cash equivalents disposed	**5**	10
Proceeds from sale of an associate	**10**	-
Investment in joint venture	**-**	(3)
Sale of properties surplus to requirements	**1**	5
Dividends received from associates	**1**	-
Interest received	**13**	10
Net cash flows from investing activities	**(238)**	(201)
Cash flows from financing activities		
Proceeds from borrowings and derivatives	**47**	-
Repayment of borrowings	**(124)**	(82)
Proceeds from issue of share capital	**9**	8
Purchase of Rexam shares by ESOP trust	**(3)**	-
Dividends paid to equity shareholders	**(97)**	(92)
Net cash flows from financing activities	**(168)**	(166)
Net (decrease)/increase in cash and cash equivalents	**(11)**	23
Cash and cash equivalents at the beginning of the year	**(2)**	(17)
Non cash movements	**9**	(8)
Net (decrease)/increase in cash and cash equivalents	**(11)**	23
Cash and cash equivalents at the end of the year	**(4)**	(2)
Cash and cash equivalents comprise:		
Cash at bank and in hand	**37**	29
Short term bank deposits	**50**	65
Bank overdrafts	**(91)**	(96)
	(4)	(2)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER

	2005 £m	2004 £m
Exchange differences	**26**	(8)
Actuarial losses on retirement benefit obligations	**(12)**	(92)
Tax on actuarial losses on retirement benefit obligations	**4**	30
Net investment hedges	**7**	-
Cash flow hedges recognised	**60**	-
Tax on cash flow hedges	**(9)**	-
Cash flow hedges transferred to inventory	**(31)**	-
Changes in market value of other investments	**-**	1
Tax on share option schemes	**-**	1
Net profit/(loss) recognised directly in equity	**45**	(68)
Profit for the financial year	**223**	199
Total recognised income and expense for the year	**268**	131
Adoption of IAS32 and IAS39	**(68)**	-
	200	131
Total recognised income and expense for the year attributable to:		
Equity shareholders of Rexam PLC	**268**	130
Minority interests	**-**	1
	268	131

NOTES

1 Segment analysis

(a) Analysis by business segment 2005

	Beverage Cans £m	Plastics £m	Glass £m	Disposals & businesses for sale £m	Group £m
Sales	**2,235**	**571**	**405**	**26**	**3,237**
Underlying operating profit/(loss)	**313**	**63**	**36**	**(3)**	**409**
Underlying return on sales (%)	**14.0**	**11.0**	**8.9**	**(11.5)**	**12.6**
Operating profit/(loss)	**345**	**62**	**36**	**(23)**	**420**
Share of post tax profits of associates and joint ventures	**3**	**-**	**-**	**4**	**7**
Net interest expense					**(67)**
Retirement benefit obligations net finance cost					**(29)**
Profit before tax					**331**
Tax					**(108)**
Profit after tax					**223**
Segment assets	**2,248**	**858**	**470**	**-**	**3,576**
Less inter segment assets	**(7)**	**(2)**	**(1)**	**-**	**(10)**
Assets of associates and joint ventures	**29**	**-**	**-**	**-**	**29**
Unallocated assets					**554**
Total assets					**4,149**
Segment liabilities	**(438)**	**(164)**	**(100)**	**-**	**(702)**
Less inter segment liabilities	**5**	**2**	**3**	**-**	**10**
Unallocated liabilities					**(2,448)**
Total liabilities					**(3,140)**

(b) Analysis by geographical segment 2005

	UK £m	Germany £m	France £m	Rest of Europe £m	USA £m	Brazil £m	Rest of world £m	Group £m
Sales by destination	**220**	**251**	**162**	**1,012**	**1,136**	**289**	**167**	**3,237**
Segment assets	**342**	**490**	**274**	**877**	**1,122**	**385**	**172**	**3,662**
Assets of associates and joint ventures	**3**	**-**	**-**	**-**	**-**	**-**	**26**	**29**
Less inter segment assets	**(55)**	**(11)**	**(5)**	**(8)**	**(5)**	**(8)**	**(4)**	**(96)**
Unallocated assets								**554**
Total assets								**4,149**

If the disposal of the UK Glass business had been included as part of the Glass business segment rather than in disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £431m, £33m and £8m respectively. Underlying operating profit comprises operating profit before disposals and other exceptional items. Underlying return on sales comprises underlying operating profit divided by sales. Unallocated assets comprise derivative financial instrument assets, deferred tax assets and cash and cash equivalents which are used as part of the Group's financing offset arrangements. Unallocated liabilities comprise borrowings, derivative financial instrument liabilities, current and non current tax, deferred tax liabilities and retirement benefit obligations.

NOTES continued

1 Segment analysis continued

(c) Analysis by business segment 2004

	Beverage Cans £m	Plastics £m	Glass £m	Disposals & businesses for sale £m	Discontinued operations £m	Group £m
Sales	2,069	527	380	105	-	3,081
Underlying operating profit	278	74	34	3	-	389
Underlying return on sales (%)	13.4	14.0	8.9	2.9	-	12.6
Operating profit/(loss)	275	67	29	2	(2)	371
Share of post tax profits of associates and joint ventures	-	-	-	1	-	1
Net interest expense						(65)
Retirement benefit obligations net finance cost						(32)
Profit before tax						275
Tax						(71)
Profit after tax						204
Segment assets	2,164	545	472	94	-	3,275
Less inter segment assets	(6)	(2)	(1)	-	-	(9)
Assets of associates and joint ventures	25	-	-	4	-	29
Unallocated assets						535
Total assets						3,830
Segment liabilities	(433)	(144)	(102)	(28)	-	(707)
Less inter segment liabilities	4	1	1	3	-	9
Unallocated liabilities						(2,238)
Total liabilities						(2,936)

(d) Analysis by geographical segment 2004

	UK £m	Germany £m	France £m	Rest of Europe £m	USA £m	Brazil £m	Rest of world £m	Group £m
Sales by destination	308	255	152	956	1,042	263	105	3,081
Segment assets	450	490	299	914	750	324	146	3,373
Assets of associates and joint ventures	3	-	-	-	-	4	22	29
Less inter segment assets	(54)	(11)	(8)	(21)	(4)	(8)	(1)	(107)
Unallocated assets								535
Total assets								3,830

If the disposal of the UK Glass business had been included as part of the Glass business segment rather than in disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £480m, £37m and £32m respectively. For 2004 reporting, Plastics was reported separately as Beauty and Pharma and Plastic Containers. The reporting has been changed for 2005 reporting to reflect the definition of a reportable segment following the appointment to the Board of a director with overall responsibility for Plastics. On the previous basis, sales, underlying operating profit and operating profit for 2004 were £385m, £58m and £53m respectively for Beauty and Pharma and £142m, £16m and £14m respectively for Plastic Containers.

NOTES continued

2 Disposals and other exceptional items

	2005 £m	2004 £m
Operating profit:		
Loss on disposal of subsidiaries	**(25)**	(3)
Recognition of deferred tax assets on prior year acquisitions	**(7)**	(9)
Restructuring: impairment of assets	**(5)**	-
Restructuring: other costs	**(2)**	(18)
Profit on disposal of land	**5**	-
Retiree medical past service credit (net of legal fees)	**45**	11
Other	**-**	1
	11	(18)
Share of post tax profits of associates and joint ventures:		
Profit on disposal of an associate	**4**	-
Tax:		
Disposal of subsidiaries	**(2)**	9
Restructuring and other items	**2**	6
Retiree medical past service credit (net of legal fees)	**(16)**	(4)
	(16)	11
Total disposals and other exceptional items	**(1)**	(7)

The loss on the disposal of subsidiaries in 2005 relates to the sale of the UK glass business. The recognition of deferred tax assets on prior year acquisitions relates to the utilisation of tax losses on acquired businesses that were not required to be recorded, based on the then prevailing assumptions as to future utilisation, at the acquisition date. Under IFRS, the subsequent recognition gives rise to a reduction in goodwill and a corresponding charge to the income statement. The restructuring costs in 2005 arise in the European beverage can operation following conversion of two of its plants from steel to aluminium can production. The retiree medical past service credit relates to changes implemented to the Group's obligations in respect of retiree medical benefits. The profit on disposal of an associate relates to the sale of Rexam's interest in Interprint, a non core printing business.

NOTES continued

3 Retirement benefit obligations

	Defined benefit pensions £m	Other pensions £m	Total pensions £m	Retiree medical £m	Gross retirement benefit obligations £m	Deferred tax £m	Net retirement benefit obligations £m
At 1 January 2005	**(477)**	**(20)**	**(497)**	**(269)**	**(766)**	**228**	**(538)**
Exchange differences	**(17)**	**(2)**	**(19)**	**(29)**	**(48)**	**16**	**(32)**
Current service cost	**(22)**	**(4)**	**(26)**	**(2)**	**(28)**	**7**	**(21)**
Past service credit – exceptional item	**-**	**-**	**-**	**46**	**46**	**(16)**	**30**
Curtailment – exceptional item	**6**	**-**	**6**	**-**	**6**	**(2)**	**4**
Total included in operating profit	**(16)**	**(4)**	**(20)**	**44**	**24**	**(11)**	**13**
Net finance cost	**(13)**	**-**	**(13)**	**(16)**	**(29)**	**10**	**(19)**
Actuarial changes	**(20)**	**-**	**(20)**	**8**	**(12)**	**4**	**(8)**
Cash contributions and benefits paid	**26**	**4**	**30**	**18**	**48**	**(14)**	**34**
Transfers	**3**	**(1)**	**2**	**-**	**2**	**-**	**2**
At 31 December 2005	**(514)**	**(23)**	**(537)**	**(244)**	**(781)**	**233**	**(548)**

The balance for net retirement benefit obligations of £548m is included in the consolidated balance sheet as retirement benefit obligations of £783m, less other receivables of £2m and deferred tax assets of £233m.

Principal actuarial assumptions:

	UK 2005 %	USA 2005 %	Other 2005 %	UK 2004 %	USA 2004 %	Other 2004 %
Future salary increases	**4.25**	**4.50**	**2.88**	4.30	4.50	2.83
Future pension increases	**2.75**	**-**	**1.73**	2.80	-	1.62
Discount rate	**4.75**	**5.40**	**3.92**	5.30	5.50	4.59
Inflation rate	**2.75**	**2.50**	**1.90**	2.80	2.50	1.79
Expected return on plan assets*:						
Equities	**6.95**	**7.23**	**6.83**	7.38	8.27	7.03
Bonds	**4.10**	**4.26**	**3.57**	4.63	4.58	4.43
Cash	**4.35**	**2.82**	**2.02**	3.88	2.68	2.45

* Net of administration expenses.

NOTES continued

4 Earnings per share

	2005 Pence	2004 Pence
Basic earnings per share	**40.4**	36.2
Diluted earnings per share	**39.4**	35.2
Underlying earnings per share before derivative financial instrument value changes	**39.5**	37.5
Underlying earnings per share after derivative financial instrument value changes	**40.6**	37.5

	2005 £m	2004 £m
Profit attributable to equity shareholders before derivative financial instrument value changes, disposals and other exceptional items	**218**	205
Derivative financial instrument value changes (net of tax)	**6**	-
Profit attributable to equity shareholders before disposals and other exceptional items	**224**	205
Disposals and other exceptional items	**(1)**	(7)
Profit attributable to equity shareholders	**223**	198
Dilution on conversion of preference shares	**5**	5
Profit attributable to equity shareholders on a diluted basis	**228**	203

	Number millions	Number millions
Weighted average number of shares in issue for the year	**551.8**	546.8
Dilution on conversion of preference shares	**24.4**	24.4
Dilution on exercise of outstanding share options	**3.1**	5.0
On a diluted basis	**579.3**	576.2

5 Equity dividends

	2005 £m	2004 £m
Interim dividend for 2005 of 7.52p paid on 1 November 2005	**41**	-
Final dividend for 2004 of 10.09p paid on 1 June 2005	**56**	-
Interim dividend for 2004 of 7.16p paid on 3 November 2004	**-**	40
Final dividend for 2003 of 9.58p paid on 1 June 2004	**-**	52
	97	92

A final dividend per equity share of 10.6p has been proposed for 2005, payable on 5 June 2006. In accordance with IFRS accounting requirements this dividend has not been accrued in these consolidated financial statements.

NOTES *continued*

6 Equity

	Ordinary share capital £m	Convertible preference share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Fair value and other reserves £m	Total equity £m
At 1 January 2005	**354**	**89**	**741**	**279**	**(561)**	**(8)**	**894**
Adoption of IAS32 and IAS39	**-**	**(88)**	**-**	**-**	**9**	**11**	**(68)**
Exchange differences	**-**	**-**	**-**	**-**	**-**	**26**	**26**
Actuarial losses on retirement benefit obligations	**-**	**-**	**-**	**-**	**(12)**	**-**	**(12)**
Tax on actuarial losses on retirement benefit obligations	**-**	**-**	**-**	**-**	**4**	**-**	**4**
Net investment hedges	**-**	**-**	**-**	**-**	**-**	**7**	**7**
Cash flow hedges recognised	**-**	**-**	**-**	**-**	**-**	**60**	**60**
Tax on cash flow hedges	**-**	**-**	**-**	**-**	**-**	**(9)**	**(9)**
Cash flow hedges transferred to inventory	**-**	**-**	**-**	**-**	**-**	**(31)**	**(31)**
Net profit/(loss) recognised directly in equity	**-**	**-**	**-**	**-**	**(8)**	**53**	**45**
Profit for the financial year	**-**	**-**	**-**	**-**	**223**	**-**	**223**
Total recognised profit for the year	**-**	**-**	**-**	**-**	**215**	**53**	**268**
Share option schemes value of services provided	**-**	**-**	**-**	**-**	**6**	**-**	**6**
Share option schemes proceeds from shares issued	**2**	**-**	**7**	**-**	**-**	**-**	**9**
Purchase of ESOP shares by Rexam PLC	**-**	**-**	**-**	**-**	**(3)**	**-**	**(3)**
Dividends paid	**-**	**-**	**-**	**-**	**(97)**	**-**	**(97)**
At 31 December 2005	**356**	**1**	**748**	**279**	**(431)**	**56**	**1,009**

7 Net borrowings

	2005 £m	2004 £m
At 1 January	**(1,068)**	(1,177)
Adoption of IAS32 and IAS39	**(97)**	-
Acquisition of subsidiaries	**(129)**	(45)
Disposal of subsidiaries	**43**	3
Cash flow movements	**123**	105
Non cash movements	**(92)**	46
At 31 December	**(1,220)**	(1,068)
Balance at 31 December:		
Cash and cash equivalents	**87**	94
Derivative financial instruments*	**74**	101
Borrowings**	**(1,381)**	(1,263)
	(1,220)	(1,068)

* Derivative financial instruments are included in net borrowings to the extent they relate to underlying items of a financial nature.

** Borrowings at 31 December 2005 comprise medium term notes, bank loans, bank overdrafts, finance leases and the liability element of convertible preference shares. At 31 December 2004 borrowings excluded the liability element of convertible preference shares.

NOTES continued

8 Reconciliation from UK GAAP to IFRS

(a) Profit

	Note	£m
Profit for the 2004 financial year under UK GAAP		116
Goodwill amortisation	1	75
Goodwill in reserves	2	19
Share based payment	3	(2)
Deferred tax	4	(9)
Acquisition of businesses	5	(1)
Other		1
Profit for the 2004 financial year under IFRS		199

(b) Equity

	Note	At 31 December 2004 £m	At 1 January 2004 £m
Equity under UK GAAP		786	823
Goodwill amortisation	1	75	-
Share based payment	3	(2)	(1)
Retirement benefit obligations (net of tax)	6	(14)	(12)
Equity dividends	7	55	52
Deferred tax	4	(9)	-
Acquisition of businesses	5	-	(10)
Other		3	(2)
Equity under IFRS		894	850

Notes

1 Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

2 Under UK GAAP, goodwill previously written off directly to reserves was recycled to the consolidated income statement on disposal or impairment of the related business. Under IFRS, goodwill previously written off directly to reserves is not recycled.

3 Under UK GAAP, an expense was recognised in the consolidated income statement for share options, excluding save as you earn options which were exempt, based on intrinsic value. Under IFRS, an expense is recognised for all equity settled share options granted after 7 November 2002 and for all cash settled share options, based on the fair value of the options calculated using appropriate pricing models.

4 Under UK GAAP, the subsequent recognition of deferred tax assets not originally recognised at the time of acquisition was recorded as a deferred tax asset and a tax credit in the consolidated income statement. Under IFRS, subsequent recognition also gives rise to a reduction in goodwill and a corresponding operating profit expense in the consolidated income statement.

5 Under UK GAAP, fair value adjustments to assets and liabilities were permitted up to the end of the year following the year of an acquisition and recognised in the year when the adjustments were made. Under IFRS, fair value adjustments to assets and liabilities are permitted up to one year following an acquisition and are recognised retrospectively in the consolidated financial statements.

6 Under UK GAAP, insured liabilities for lump sum death in service benefits were based on premiums payable. Under IFRS, insured liabilities for lump sum death in service benefits are recognised on the balance sheet to the extent that they relate to past service. Under UK GAAP, the fair value of pension plan assets was calculated using mid prices. Under IFRS, the fair value of pension plan assets is calculated using bid prices.

7 Under UK GAAP, equity dividends were recognised in the year to which they related. Under IFRS, final equity dividends are recognised only when approved by the shareholders.

NOTES continued

9 Exchange rates

The principal exchange rates against sterling were:

	2005	2004
Average:		
US dollar	**1.82**	1.83
Euro	**1.46**	1.47
Closing:		
US dollar	**1.74**	1.93
Euro	**1.46**	1.42

10 The consolidated income statement and consolidated cash flow statement for the year ended 31 December 2005 and the consolidated balance sheet at 31 December 2005 do not constitute statutory accounts as defined by section 240 of the Companies Act 1985. They are extracted from the full statutory accounts for the year ended 31 December 2005 which have been approved by a duly constituted Committee of the Board of Directors on 22 February 2005, but which have not been delivered to the Registrar of Companies. The report of the auditors on those accounts is unqualified and does not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

11 A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR. It is also on Rexam's website, www.rexam.com.